# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: OncoCyte Corp, CIK 0001642380
CUSIP: 68235C107
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 15 Cushing, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 12/26/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-24-040618
Filed by CIK 0001167028

## Reporting persons
- Patrick W. Smith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,773,903; sole dispositive power 0; shared dispositive power 1,773,903; aggregate amount beneficially owned 1,773,903 (10.5% of the class)
- PATRICK W SMITH TTEE THE SMITH IRREVOCABLE TRUST U/A DTD 05/01/2015: type of reporting person: other (OO); citizenship or place of organization: Arizona (AZ); sole voting power 0; shared voting power 1,773,903; sole dispositive power 0; shared dispositive power 1,773,903; aggregate amount beneficially owned 1,773,903 (10.5% of the class)

## Item 1. Issuer
Name of issuer: OncoCyte Corp
Address of issuer's principal executive offices: 15 Cushing, Irvine, CA, 92618

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed by and on behalf of (i) PATRICK W SMITH TTEE THE SMITH IRREVOCABLE TRUST U/A DTD 05/01/2015 (the "Trust"), and (ii) Patrick W. Smith, as trustee of the Trust (each, a "Reporting Person" and collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, dated October 9, 2024, a copy of which is incorporated by reference as Exhibit A to the Schedule 13G filed by the Reporting Persons on October 9, 2024, pursuant to which the Reporting Persons agreed to file this Schedule 13G/A and any amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Act of 1933, as amended.
Address of principal business office or, if none, residence: c/o Patrick Smith, TTEE, 11445 E. Via Linda, Suite 2-411, Scottsdale, AZ 85259
Citizenship: The Trust is formed under the laws of the State of Arizona. Patrick W. Smith is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A.

The shares reported herein are directly held by the Trust. As the trustee of the Trust, Patrick W. Smith may be deemed to beneficially own the securities held by the Trust. Patrick W. Smith disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.
Percent of class:
The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A. Percentage ownership is based on 16,835,247 shares of Common Stock outstanding as of November 5, 2024, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2024, filed with the Securities and Exchange Commission on November 12, 2024.

The shares reported herein are directly held by the Trust. As the trustee of the Trust, Patrick W. Smith may be deemed to beneficially own the securities held by the Trust. Patrick W. Smith disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.
Sole power to vote or to direct the vote: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A.
Shared power to vote or to direct the vote:
The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A.

The shares reported herein are directly held by the Trust. As the trustee of the Trust, Patrick W. Smith may be deemed to beneficially own the securities held by the Trust. Patrick W. Smith disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.
Sole power to dispose or to direct the disposition: The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A.
Shared power to dispose or to direct the disposition:
The information requested herein is incorporated by reference to the cover pages to this Schedule 13G/A.

The shares reported herein are directly held by the Trust. As the trustee of the Trust, Patrick W. Smith may be deemed to beneficially own the securities held by the Trust. Patrick W. Smith disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Patrick W. Smith: /s/ Patrick W. Smith, Patrick W. Smith, individually (12/27/2024)
- PATRICK W SMITH TTEE THE SMITH IRREVOCABLE TRUST U/A DTD 05/01/2015: /s/ Patrick W. Smith, Patrick W. Smith/Trustee (12/27/2024)